Pappys Cocktail and Gaming Parlor

The first luxury bar and gaming parlor in the underserved Las Vegas suburbs

entertainment | alcohol | food | cocktails | restaurant

MYPAPPYS.COM LAS VEGAS


Pappys
COCKTAIL PARLOR

Las Vegas is an incredible city with the world famous Strip, but the suburbs lack some of the same exciting ideas found on the Strip. Summerlin in particular has a void in independent operators creating unique experiences. After dozens of friends and associates repeatedly asked when we would finally open a Pappys we decided to go for it.

John Kaspar Dreamer and Founder @ Pappys Cocktail and Gaming Parlor

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Why you may want to support us...

1. 3.5x return on investment in the affluent Summerlin suburb of Las Vegas. Our Gaming Parlor provides above average ROI for our investors.
2. Multiple revenue streams from Gaming, Mixology, food and Cigar lounge.
3. First of several planned locations in the Las Vegas Valley.
4. Talented Management team advisory panel led by Wendy Hodges Chilled 100 mixologist.
5. Already have 83 investors that have committed $407,000 before permitting
6. We have negotiated a favorable ten year lease to lock in savings while Summerlin continues to boom and before rates go up.
7. Pappys will target high end local gamers and cater to their requests that are not being met in the current market.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

John Kaspar
Dreamer and Founder
I have a CPA degree that has allowed me to assist several companies to go public and run multiple restaurant bar businesses throughout my career. My passion has always been for restaurants, growing up with my family having their own places.

Wendy Hodges
Bar Manager & Lead Mixologist
Award winning mixologist with 20 years experience making craft cocktails.

Nicholas Moody
Financial Advisor - Deloitte
Experienced Tax Manager with a demonstrated history of working in the tax consulting industry. I help clients save tax dollars through various credits and incentives offered byFederal, State, and Municipalities.

Michael Cortright
Gaming Consultant
Collaboratively Conveying Clientele From Success To Significance.

Traci Kaspar
Dreamer and Designer
John's wife and the designer who is turning the space into an Art Deco Restaurant and Speakeasy.

Eric Barcellona
Food & Beverage Advisor
Extensive management experience with Marriott International. Qualifications include managing Rooms Operations as well as Food and Beverage Operations for over 15 years.

Why people love us

John grew up in the bar business as a bartender. He is passionate about service and food & beverage. He is an incredible entrepreneur with a solid vision. -Eric B

Eric Barcellona
Investor

John comes from a financial background as well as the restaurant industry. This will be very successful.
William Riley Friend

John is a successful businessman. I have known the family for only a few years and he has had one successful business that I know of since I have known the family. I am 100% comfortable investing in anything John is working on. (and I have)
Nick Rema Friend

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The Story of Pappys

We started thinking about Pappys Cocktail and Gaming Parlor in 2016. It's been a long, crazy journey, and we've only just begun. After years of research we have finally achieved what we believe is the perfect combination of revenue streams and services to fill the voids in the suburbs of Las Vegas. There are many taverns in the Valley but at the present time there are not any catering to the niche market of high end gamers, discerning diners and those seeking true mixology.

Our Story is broken down in the following sections:

I. What makes Pappy's a Supper Club

II. Gaming Parlor

III. Mixology and Dining

IV. Cigar Patio

V. Members Only Speakeasy - Only Members can access the hidden speakeasy

VI. Members Only Priority Reservation System - Only Members can make reservations at Pappys. Everyone else first come basis.

VII. Bitterman Private Car Service

VIII. Our first location in Summerlin, demographics and floor plan.

Bonus Perks for everyone!

If we reach our maximum goal of $800,000 we will announce the winners of the following at our Grand Opening Party and post on Youtube.

(2) Winners will receive a 23 yr old bottle of Pappy Van Winkle bourbon

(2) Winners will receive a Las Vegas vacation (2) RT air, 3 nights at the JW Marriott Summerlin. Private reception and tour of Pappys and Dinner with Pappy.

(6) Winners will receive a $500 gift card to Total Wine to help celebrate Pappy reaching our fundraising goal.

How to increase your odds of winning these awesome perks.

1. Each $100 invested will receive 1 entry.

2. Send me the name of your referral and you will get a bonus of one entry for each $100 they invest.

That's it. Thank you to everyone for your support and I hope to see everyone at Pappys this spring.

Pappys Cocktail and Gaming Parlor will fill a void in Las Vegas Local Gaming

Las Vegas is a unique city. The Las Vegas "Strip" is world famous and has every type of restaurant, entertainment and gaming imaginable. The suburbs are equally unique. Video poker, Keno and slots are located in everything from our grocery stores, drug stores and gas stations. The most popular venues for locals are located in what are legally called taverns. Taverns are allowed to have 15 machines and cater to the masses. Brands such as Golden Entertainment (65 locations), Dotty's (113 locations), Distill and many others have dozens of locations through out the Valley. While these brands are very popular and extremely profitable, they are all geared to masses. Dotty's caters to women and heavy smokers with their down home decor. Golden Entertainment has several brands under their umbrella, but once again, caters to the masses with draft beer and Jameson shots.



Las Vegas Tavern

What is a Supper Club?

Pappys Cocktail and Gaming Parlor seeks to operate under the Supper Club laws which allow 5 gaming machines. Our niche will be toward high end gamers. While this is a small percentage of the overall market it can be quite lucrative. We have all heard stories of casinos wanting to have whales play at their locations. One player at $10,000 equals 100 players at $100 in the same amount of time, yielding the same profits.

Many local players will play $2,000 or more in an average session and as much as $20,000 is not unheard of. The most common complaint of these players is why they can't get a better wine, scotch, or proper mixed drink for the amounts they are playing. For many winning at the games is great but the comps can matter just as much. Even though they are locals they want to feel special and treated as good as the tourists that get catered to in the casinos.



Pappys Cocktail and Gaming Salon

Local players do not want to go to the Strip unless they have to. The Strip is fun, but crowded and overpriced for locals that have options. Why pay $20 + for a drink that should be $10? Why pay for parking and fight crowds with your valuable time? Pappys will offer an exceptional experience off-Strip to capture the high-end gamer and customers that live in the Valley.

Pappys will have several distinct areas to allow us to increase our ticket averages by having everything you need for a great experience under one roof.


Pappy Hour

Wendy Hodges, bar manager and lead mixologist making another masterpiece at our main bar

As you enter Pappys, you will see our talented mixologists creating incredible cocktails at our main bar. This team is lead by our bar manager and lead mixologist, Wendy Hodges. Wendy has over 20 years experience creating masterful cocktails and is also a featured "Chilled 100" Mixologist. This area will also have community tables and a sofa area to allow our customers to have an exciting time during our signature "Pappy Hour" or while watching their favorite teams on our large screens.



Live music Concept

To the left of the our front doors will be our music area for our live entertainment. The architectural round area is a perfect stage for date night. Relax on our comfortable sofas and ottoman while having a signature cocktail and enjoying our talented guest bands.

The back left of our floor plan has our upscale dining room, decorated in a Gatsby meets Godfather style. Our diners will enjoy the finest lunches and dinners. One of our signature items will be our **Pappys Mixing Board**. Much like a charcuterie board but instead of getting whatever the kitchen feels like, you can customize your board with 1 - 30 items for yourself or a large group. Signature entrees will have everything from aged steaks to veal chops and various fish dishes. Since Pappys will not be open until 2020, our talented kitchen team has not yet given proper notice at their current establishment and therefore can not be featured here yet. Do not worry though, all of our team are excited about the Pappys vision and Las Vegas has many talented and creative chefs.


Pappys
COCKTAIL PARLOR

Pappys Dining Room

We have one other exciting area to visit before we head to our hidden **Members Only Speakeasy**. Out front and away from the front door is located our Cigar Patio. We are currently being courted by several of the successful cigar lounges in Las Vegas to partner with Pappys. Our cigar menu will feature a handful of carefully selected offerings to pair with our extensive whiskey menu.





Cigar Patio

Pappys signature area will be our hidden Speakeasy in the back area behind our main bar. Think of our speakeasy as Playboy Club meets Foundation Room. Our flapper girls will spoil our guests with their extensive knowledge of our signature cocktails and large whiskey menu. Feel like playing some billiards? The girls will be happy to set up one of our complimentary tables. We have already received many requests to rent out our Speakeasy for private corporate events.



Members Only Speakeasy with gaming and billiards

For those more adventurous we will feature 5 gaming machines at our private bar. Here our high end gamers will be spoiled with their favorite video poker, keno and slot games. Qualified gamers can enjoy the finest scotches and wines typically only found in high limit areas of casinos. This will be a unique offering not found in any of the taverns in the Valley. For those wanting a more intimate evening they can relax in one of our private sitting groups.



Pappys "Priority Reservation System" allows you to reserve specific seats

While we are pampering you with all of our great features we can explain some of the great offerings that will make Pappys your go to place and a darling of social media. Pappys will be offering a **Priority Reservation System to our members**. This will allow guests to reserve specific seats anywhere in Pappys. Some of the requests we have already been asked about are:

- Reserving specific gaming machines in the Speakeasy.

- Reserving specific seat at the main bar on a busy Friday night so you can enjoy your favorite mixologist.

- Reserved seating in the Speakeasy for your group that is in town visiting for business.

Customers without a membership will not be able to make reservations at Pappys. While this might seem unfair to some it will build a mystique and also cater to our most loyal customers. Memberships will be offered throughout the year for those that were not aware of Pappys prior to it's opening.



Bitterman Private Car Service to pamper our guests and keep them safe

Uber and Lyft have changed how people drink and drive. Pappys will elevate this experience with our **Bitterman Private Car Service**. For a nominal $10 fee, within 5 miles, our dedicated drivers will be happy to pick you and your group up at home or work and bring you to Pappys. And after possibly having one too many of our awesome cocktails Bitterman will make sure you get home safely. Uber & Lyft Premium would be approximately $30 for the same ride and not have the same panache.



Special Events

Keeping with Pappys being not just a restaurant and bar we will also have incredible **Special Events** such as our Great Gatsby, Kentucky Derby and Black and White Parties.

Each month we will also offer **Tasting and Pairing Events** to help make mixology and specialty liquors more accessible. Our first tasting will feature several offerings from the Buffalo Trace distillery and will include Pappy Van Winkle, Blanton's, and other fine brands from their portfolio.

Our First Location

Our first location will be in the affluent Master Planned Community Summerlin. Pappys has secured the ideal space for our first location. We have entered into a lease for approximately 6,500 square feet of space at below market rents for a 10 year term + renewals. This below market rent will allow us to have above average profits to fuel our growth.


ONE QUEENSRIDGE PLACE
PAPPYS
PETSMART
Smith's
Hualapai
Commons

Pappys space in Hualapai Commons

About Summerlin

The almost 23,000 acres known as Summerlin was owned by Howard Hughes and named after his maternal grandmother. This affluent area is home to the 1.4 Billion Dollar Red Rock Casino which is located about 5 minutes from Pappys. Part of the 400 acre Down Town Summerlin area that houses Red Rock Casino also has an outdoor mall will over 125 high end shops. Within the past two years, they have also developed the Vegas Golden Knights facility and the 10,000 seat Las Vegas Ballpark which is home to the AAA Oakland A's.


SUMMERLIN

Summerlin expansion, Vegas Golden Knights, Las Vegas Ballpark adjacent to the $1.4 Billion Red Rock Casino

Households within 5 miles of Pappys

Within 5 miles of Pappys are located some of the most expensive homes in all of Las Vegas. Pappys will be nestled in between Peccole Ranch which has 3,000 homes and Summerlin which has almost 20,000 homes in dozens of enclaves. prices from $400,000 - $30,000,000.

Some of the neighborhoods:

- Red Rock Country Club - over 1,000 homes on 738 acres. 44,000 sq ft clubhouse and private golf courses. The median home price $1,200,000.

- The Ridges - 887 acres that includes Bears Best Golf course and clubhouse with over 500 homes with a median price of $1,300,000

- The Summit - The newest enclave in Summerlin. Only 262 homes on 500+ acres for the ultimate estates.

- Queensridge Estates is directly across the street from Pappys. Almost 1,000 homes with a median price of $900k.

- Queensridge Place has 219 of the highest quality condominiums found anywhere in the world. Median price $2,200,000.

- TPC Summerlin has over 1,000 homes in the millions.

With literally thousands of affluent home owners within 5 miles of Pappys, it should be easy to keep our 5 high end gaming machines in our Members Only Speakeasy cranking all the time.

So what's Pappys all about?

Pappys wants to disrupt the market with our unique speakeasy supper club. In addition to 5 gaming machines intended for high roller players, Pappys aims to have exceptional food, service, and drinks.

Our first concept will be a full service steakhouse and cocktail parlor to show all aspects of the Pappys vision while catering to the affluent Summerlin residents. Pappys plans to provide high end spirits, wine and award winning mixology. There is a hidden speakeasy that can be rented out for private parties and corporate events.

Future locations will be smaller in size and focus on the needs of those markets. We believe that there is room for multiple Pappys throughout the Las Vegas Valley. We will entertain opening additional Pappys or possibly franchising outside of Las Vegas in the future.

Now we're seeking investments to make Pappys a Reality

Come join Pappys Cocktail and Gaming Parlor. We're closing in on the finish line, so we're reaching out to ask for YOU to help get us there.

Pappy has currently raised about $400,000 from many supporters and advisors. This has allowed us to sign a lease on the perfect space at a very attractive long term lease rate. Our goal has always been to crowdfund Pappys as it is being built for our community. Thankfully websites like Wefunder and Kickstarter allow us to reach many more people efficiently.

The final Countdown

Beginning in January of 2019 Pappys formed an exploratory group of about a dozen people that also shared and appreciated the need for a Pappys in Summerlin. By May of 2019, we had over 200 people on our mailing list looking forward to Pappys opening. Our milestones include:

> - *January 2019: Small advisors group is formed to work on features, menu and locations to consider.*
>
> - *May 2019: Mailing list of supporters passes 200 people.*
>
> - *September 2019: 83 investors have committed $407,000 to Pappys*
>
> - *Blueprints drawn up*
>
> - *Mechanicals and engineering are underway*
>
> - *General Contractor is ready to get building this fall*
>
> - *10 year lease signed at below market rates*

While we could cut corners or lease equipment, which is always expensive, we would rather pay back our supporters with a generous 3.5x return on their money. We have budgeted 4% of gross sales to retire our Wefunder Revenue Sharing Units. If we can reach our forecasted sales this will allow a 3.5x return in approximately five years on $350,000 (provided we just hit our minimum goal).

What's in it for me? 3.5x potential return on investment--if you invest $20,000, your contract allows you to collect up to $70,000 in repayments. While we hope to repay all investors fully, repayments are based on a percentage of company revenues and cannot be guaranteed.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Pappys will be an almost 7,000 square foot Supper Club in the affluent Las Vegas suburb of Summerlin we will offer a Members Only Speakeasy for our customer base of high end gamers with a private bar and lounge. The hidden Speakeasy will feature some of the best mixologists in Vegas. As a Supper Club Las Vegas allows us to have up to 5 gaming machines. To increase onsite Revenue and customer satisfaction Pappys will also have an upscale restaurant, Cigar lounge and live music.

Where will your company be in 5 years? ⌄

Our goal is to have several Pappys Supper Clubs strategically located in the Valley near high end neighborhoods. Next up is the Anthem and Seven Hills areas that have expressed interest in having a Pappys.

Why did you choose this idea? ⌄

Las Vegas is an incredible city with the world famous Strip, but the suburbs lack some of the same exciting ideas found on the Strip. Summerlin in particular has a void in independent operators creating unique experiences. After dozens of friends and associates repeatedly asked when we would finally open a Pappys we decided to go for it.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Summerlin has been in hyper-growth for the past several years. The $1.4 Billion Red Rock Casino, less than 2 miles away, is the epicenter of Summerlin. Downtown Summerlin, an upscale outdoor mall with over 125 stores opened just south of Red Rock Casino, opened in 2015. In 2017, City National Arena, home of the Vegas Golden Knights, was opened just across the street from Red Oak Casino. April of this year, the new 10,000-seat Las Vegas Ballpark, home to the AAA Oakland A's opened. The remainder of this 400 acre parcel is currently being developed into upscale homes, apartments and commercial space. Meanwhile, Howard Hughes Group is developing hundreds of homes every month throughout Summerlin.

What is your proudest accomplishment? ⌄

As a CPA, I have been able to advise many companies on how to be profitable. Now is the time to make my own dreams come true and allow our crowd to share in that wealth.

How far along are you? What's your biggest obstacle? ⌄

Our milestones include: January 2019 Small advisors group is formed to work on features, menu and locations to consider. May 2019 mailing list of supporters passes 200 people. End of July 83 investors have committed $407,000 to Pappys Blueprints drawn up Mechanicals and engineering are underway General Contractor is ready to get building this fall 10 year lease signed at below market rates.

Who are your competitors? Who is the biggest threat? ⌄

There are several competitors within 5 miles of Pappys. T-Bones steakhouse is located in Red Rock Casino and does a fabulous job at dinner only. Vintners Grill located across the street from Pappys is the only upscale restaurant in Summerlin that serves both lunch and dinner. A couple miles east in Tivoli Village is located Echo & Rig. Also in Tivoli is La Casa cigar lounge which is very successful but it does not offer any food and limited alcohol selections. All of these venues have been in the Summerlin area for about 15 years. Proving there is a market. Other than these few there is still a lack of independent operators in the suburbs. Summerlin is craving a new and exciting place for great food, drinks and gaming.

What do you understand that your competitors don't?

That high end gamers want a better experience. Vegas is unique with our incredible casinos, but locals want a more personal experience. Pappys will stock their favorite wines, scotches and other requests. Our Members Only Speakeasy will treat them like the high roller that they are.

How will you make money?

Fortunately, we have many revenue streams to add to our ticket averages. After dinner guests can have an extra drink in the music lounge or enjoy a cigar on the patio. Go to the speakeasy for video poker or keno. During sports events our guests can reserve comfortable sofas for their group to watch the games and stay a little longer. All of these offerings add to each ticket and increase our profitability by keeping our guests on site. We estimate the following splits. About 40% food, 30% liquor & cigars, and 30% gaming. By law as a Supper Club, we must maintain 51% food and beverage revenues to keep our gaming license.